UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 24, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

As previously disclosed, on November 12, 2017, Pacific Drilling S.A. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), which are being jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

On July 31, 2018, the Debtors filed with the Bankruptcy Court the Debtors’ Joint Chapter 11 Plan of Reorganization (the “Plan”), which provides for the comprehensive restructuring and recapitalization of the Debtors through the following principal transactions:

•

a $700.0 million issuance of notes maturing at least five years following their issuance, secured by a first-priority security interest in and lien on certain of the Debtors’ assets (the “First Lien Notes”);

•

a $300.0 million issuance of notes maturing at least seven years after their issuance, with interest payable in kind or in cash, at the option of the issuer, secured by a second-priority security interest in and lien on certain of the Debtors’ assets (the “Second Lien PIK Notes”);

•

$500.0 million in new equity offered through a rights offering and a private placement to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims (each as defined in the Plan), and a private placement to QPGL (as defined below); and

•	the issuance of common shares to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims.

Consummation of the Plan is subject to execution and delivery of definitive agreements, Bankruptcy Court approval, completion of the restructuring transactions and other customary conditions.

As a result of additional Bankruptcy Court ordered mediation, on August 15, 2018, the Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited (“QPGL”), and the ad hoc group of holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) reached an agreement (the “Global Settlement Agreement”), pursuant to which (i) QPGL or one or more of its designees will place orders to purchase $100 million of the First Lien Notes and $100 million of the Second Lien PIK Toggle Notes to be issued pursuant to the third-party syndicated financing contemplated by the Plan, and (ii) QPGL will commit to purchase $50 million of the new equity of the Company through a private placement. Under the Global Settlement Agreement, the Company agrees to pay QPGL’s reasonable fees and out-of-pocket expenses incurred in connection with the Company’s Chapter 11 proceedings, not to exceed $13.0 million in the aggregate.

Commitment Letter (New Notes)

In connection with the offering of the First Lien Notes and Second Lien PIK Notes, on August 24, 2018, the Company entered into a commitment letter with Credit Suisse Securities (USA) LLC (the “Initial Purchaser”), attached to this report on Form 6-K as Exhibit 99.1 (the “Commitment Letter”), pursuant to which, subject to the terms and conditions in the Commitment Letter, the Initial Purchaser has agreed to (i) execute and deliver a purchase agreement pursuant to which the Initial Purchaser will agree to purchase from the Company $700.0 million aggregate principal amount of First Lien Notes and (ii) market the Second Lien PIK Notes on an uncommitted basis.

On August 23, 2018, the Bankruptcy Court entered an order approving the Company’s entry into the Commitment Letter and authorizing the Debtors to incur and pay certain related fees and/or premiums, indemnities, costs and expenses.

Second Lien Notes Commitment Agreement

In connection with the offering of the Second Lien PIK Notes, on August 24, 2018, the Company entered into that certain commitment agreement (as amended on August 29, 2018, the “Second Lien Commitment Agreement”) with certain members of the Ad Hoc Group (the “Second Lien Commitment Parties”), attached to this report on Form 6-K as Exhibit 99.2, pursuant to which, subject to the terms and conditions set forth in the Second Lien Commitment Agreement, the Second Lien Commitment Parties have agreed, severally and not jointly, to purchase their pro rata share of the Second Lien PIK Notes not purchased in the offering of such notes. In exchange for such commitment, each Second Lien Commitment Party will be entitled to receive its pro rata share of a $24 million Second Lien Commitment Fee, which is equal to 8% of the initial aggregate principal amount of Second Lien PIK Notes being issued, which will be paid in Second Lien PIK Notes, other than in the event that such Second Lien Commitment Fee is payable in connection with a termination of the Second Lien Commitment Agreement (as described below), in which case such Second Lien Commitment Fee would be paid in cash.

The Second Lien Commitment Agreement is terminable by the Debtors and/or the Second Lien Commitment Parties under several circumstances, including the termination of the Plan Support Agreement or the failure of the Second Lien PIK Notes to be issued by 11:59 p.m. on November 30, 2018. The Debtors are also required to pay a termination fee in the amount of $24 million in cash to the Second Lien Commitment Parties if the Second Lien Commitment Agreement is terminated under certain circumstances.

On August 30, 2018, the Bankruptcy Court approved the backstop commitment by the Second Lien Commitment Parties and the commitment premium payable to the Second Lien Commitment Parties, in each case as agreed in the Second Lien Commitment Agreement, but the remainder of the Second Lien Commitment Agreement and related documents referenced therein remain subject to the ongoing review of the Bankruptcy Court.

KEIP

On August 30, 2018, the Bankruptcy Court entered an order approving and authorizing the Debtors’ implementation of the proposed 2018 key employee incentive plan (the “KEIP”) and authorizing the Debtors to make payments to certain employees under the KEIP.

On August 31, 2018, the Company issued a press release announcing developments in its bankruptcy proceedings. A copy of the press release is attached to this report on Form 6-K as Exhibit 99.3.

The information contained in this Form 6-K is for informational purposes only and does not constitute an offer to buy, nor a solicitation of an offer to sell, any securities of the Company, nor does it constitute a solicitation of consent from any persons with respect to the transactions described herein. While we expect the restructuring to take place in accordance with the Plan, there can be no assurance that the Company will be successful in completing any restructuring. You are urged to read the disclosure materials, including the Plan and the Disclosure Statement, for additional important information regarding the restructuring.

The foregoing description of each of the Commitment Letter and the Second Lien Commitment Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Commitment Letter and the Second Lien Commitment Agreement, attached as Exhibits to this report on Form 6-K and incorporated herein by reference.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this report on Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our plan of reorganization; projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to obtain

Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our plan of reorganization in accordance with the terms of the Plan and the settlement; risks attendant to the bankruptcy process including the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; the outcome of Bankruptcy Court rulings in our Chapter 11 proceedings as well as all other pending litigation and arbitration matters; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; our ability to access adequate debtor-in-possession financing or use cash collateral; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to timely confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs including administrative and legal costs to complete our plan of reorganization and other litigation; the risk that our plan of reorganization may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

The following exhibits are filed as part of this Form 6-K, each of which is incorporated herein by reference:

Exhibit	Description

99.1	Commitment Letter, dated August 24, 2018

99.2	Commitment Agreement (Second Lien), dated August 24, 2018 (as amended on August 29, 2018)

99.3	Press Release announcing developments in bankruptcy proceedings, dated August 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)

Dated: September 4, 2018	By:	/s/ Johannes P. Boots
Johannes P. Boots
SVP and Chief Financial Officer